UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EAST COAST DIVERSIFIED CORPORATION
(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: [0-50356]

(Check One): [ ]Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X] Form 10QSB [ ] Form N-SAR [ ]

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

East Coast Diversified Corporation
1475 West Cypress Creek Road, Suite 202, Ft. Lauderdale, FL 33309
Address of Principal Executive Office (Street and Number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its quarterly financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard Margulies
(Name)
(786) 777-0808
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________

East Coast Diversified Corporation
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Richard Margulies, CEO and Chairman
Date: December 14, 2008
By /s/ Richard Margulies